March 6, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Cash

Re:	Caesarstone Sdot-Yam Ltd.
Annual Report (File No. 001-35464) on Form 20-F Initially Filed on March 25, 2013

Dear Mr. Cash:

On behalf of our client, Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 20, 2014 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on March 25, 2013, as amended on April 1, 2013 (together, the “Annual Report”).

The headings of this letter correspond to the headings contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1.	We note that your response letter, dated January 16, 2014, did not acknowledge the language requested in our comment letter dated December 11, 2013 indicating that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

Securities and Exchange Commission
March 6, 2014

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this regard, please submit the acknowledgment, signed by a representative of the company.

Response:

The Company has filled concurrently herewith the acknowledgment requested by the Staff.

Consolidated Financial Statements

Note 2 –  Significant Accounting Policies, Financial Statements in U.S. dollars, page F-20

2.
We note your response to prior comment one, from our letter dated December 11, 2013, including the factors you considered in determining to change the functional currency of the parent company from New Israeli Shekels to U.S. dollars.  It appears this analysis evaluated the factors outlined in ASC 830-10-55-5 on a consolidated basis.  Please provide us a quantified analysis of each of the economic factors you considered in your determination for your parent entity on stand-alone basis.  This analysis should address, at a minimum:

•	Revenue, by currency;

•	Expenses, by currency and by nature (e.g., raw materials purchases, staff compensation, etc.); and

•	Total assets.

3.	Please describe to us the nature of the transactions your parent entity has with its subsidiaries.

4.	Please explain to us why you began budgeting in U.S. dollars.

Securities and Exchange Commission
March 6, 2014

Response:

As of July 1, 2012, Caesarstone Sdot-Yam Ltd. (the “Company”), referring to the parent company only, is a stand-alone manufacturer based in Israel and sells its products in the local market in Israel, in multiple other countries and to its subsidiaries (in the United States, Australia, Canada and Singapore). The transactions with its subsidiaries mostly involve sales of inventory and, until June 30, 2012, the intercompany transactions were denominated in the local currency of the target market.

Prior to July 1, 2012, the Company used the New Israeli Shekel (NIS) as its functional currency based on the facts and circumstances that existed then. Subsequent to July 1, 2012, new facts and circumstances, as outlined below, gave more weight to use of the U.S. dollar (USD) as the Company’s functional currency.

In determining the appropriate functional currency, the Company follows the guidance in ASC 830-10-55-5, which states that the following economic factors, and possibly others, should be considered both individually and collectively when determining the functional currency. The Company’s analysis was performed at the parent Company level on a stand-alone basis as follows:

Sales market indicators – As presented in the table below, for the six months ended June 30, 2012, sales denominated in USD were the second largest amount of sales after the Australian dollar (AUD). The Company’s management anticipated that the USD-denominated portion of the Company’s sales would continue to grow in the future due to the significant growth opportunities in the U.S. market.  In addition, starting on July 1 2012, the Company commenced pricing its sales to the Australian subsidiary in USD instead of AUD, which resulted in a majority of revenues being denominated in USD.  Specifically, 54% of sales were dominated in USD in the second half of 2012 compared to 24% in the first half of 2012.

Table 1- Revenues by currency - parent entity on stand-alone basis:

Currency	H1 2012 (%)	Fcst H2 2012 (%)	Actual H2 2012 (%)
USD	24%	58%	54%
AUD	33%	0%	0%
CAD	9%	10%	14%
NIS	16%	15%	17%
EUR	18%	17%	15%

Expense indicators - The Company’s expenses are denominated primarily in NIS, USD and Euros (EUR) as presented in Table 2 below.  Raw materials are one of the major expenses of the Company and are denominated primarily in USD and EUR.

Securities and Exchange Commission
March 6, 2014

Table 2- Expenses by currency – primary expenses of the parent entity on stand-alone basis:

Raw materials –

Raw material expenses represented 52% and 55% of the Company’s expenses (cost of revenues and operating expenses) during the first and the second half of 2012, respectively.

Currency	Actual H1 2012 (%)	Actual H2 2012 (%)
USD	35%	33%
NIS	11%	10%
EUR	54%	57%

Payroll and Share-based compensation expense –

Payroll and share-based compensation expense represented 21% and 20% of the Company’s expenses (cost of revenues and operating expenses) during the first and the second half of 2012, respectively.

Currency	Actual H1 2012 (%)	Actual H2 2012 (%)
USD	11%	10%
NIS	89%	90%

Other significant costs of operation included in the cost of revenues –

Cost of operation (electricity, maintenance, rent, etc.) represented 12% and 14% of the Company’s expenses (cost of revenues and operating expenses) during the first and the second half of 2012, respectively.

Currency	Actual H1 2012 (%)	Actual H2 2012 (%)
USD	3%	2%
NIS	91%	92%
EUR	6%	6%

Securities and Exchange Commission
March 6, 2014

Total Operating and Cost of Revenues Expenses –

The following table represents the Company’s total operation expenses by currency:

Currency	Actual H1 2012 (%)	Fcst H2 2012 (%)	Actual H2 2012 (%)
USD	23%	23%	22%
NIS	44%	44%	43%
EUR	33%	33%	35%

Financing indicators - In March 2012, the Company raised $75.4 million in an initial public offering in the United States. As a result of the IPO, the Company has better access to the U.S. capital market. The Company’s management expects that the Company’s future financing and capital raising will be primarily in USD and in the U.S capital markets. Starting in the third quarter of 2012, the Company has maintained all its cash and short term investments in USD deposits.

Intra-entity transactions and arrangements indicators - There is a high volume of intercompany transactions since the Company sells its products to most of its foreign customers through its subsidiaries and there are extensive interrelationships and integration between the Company’s operations and those of its subsidiaries. The intercompany transactions are denominated in the local currency of the target market but, as described above, during the third quarter of 2012, as the Company believes that the USD is the currency of the primary economic environment in which the Company operates, it commenced pricing its sales to its Australian subsidiary in USD instead of AUD, which resulted in a majority of intra-entity transactions being denominated in USD. The Company is still selling to its Canadian subsidiary in Canadian dollars as this subsidiary is not wholly owned and there is a joint venture agreement that governs the relationship.

Cash flow indicators - The Company’s cash inflows and outflows are affected by the sales, expenses and financing indicators that were analyzed above.

Budget - At the beginning of 2012, the Company’s management changed the currency of its budget from NIS to USD. The change was made as a result of the increasing USD exposure through the Company’s revenue and expenses, the expected IPO which the Company anticipated would increase the Company’s USD cash flow and the Company’s plans to expand its operations in the U.S market by establishing a significant manufacturing facility in the U.S that would either increase the Company’s sales denominated in USD (under a US fully fledged manufacturing arrangement pursuant to which the parent company would be entitled to royalties from the U.S. manufacturing entity) or increase the Company’s cost of revenues denominated in USD (under a contract manufacturing arrangement, pursuant to which the parent company would use the U.S. manufacturing entity as an Original Equipment Manufacturer (OEM)).

Securities and Exchange Commission
March 6, 2014

Total assets – As of June 30, 2012, the Company’s assets were denominated primarily in NIS, AUD and USD as presented in Table 3 below.

Table 3- Total assets - parent entity on stand-alone basis:

Currency	June 30, 2012 (%)	December 31, 2012 (%)
USD	22%	46%
AUD	21%	12%
CAD	3%	3%
Euro	16%	14%
NIS	38%	25%

The functional currency of an entity is, in principle, a matter of fact. But in some cases the facts are not clear enough to easily identify the functional currency. In these cases, management’s judgment is required to determine the functional currency in which financial results and relationships are measured with the greatest degree of relevance and reliability.

Based on the above analysis, the Company concluded that significant changes in facts and circumstances had occurred in order to support the change in the Company’s functional currency from NIS to USD. As such, the Company changed its functional currency as of July 1, 2012 from NIS to USD.

5.	Please describe to us the impact the change in functional currency had on your consolidated financial statements.

Response:

As described in note 2-b of the Company’s December 31, 2012 financial statements, as of July 1, 2012 (the date of the change in functional currency), all the Company’s assets and liabilities were translated to USD from NIS using the current rate method. Under the current rate method, assets and liabilities were translated using the exchange rate at the balance sheet date. Revenues and expenses were translated at average exchange rates prevailing during the fiscal year or other applicable period and equity was translated using the historical exchange rate at the relevant transaction date. Since the Company’s reporting currency has not changed (it was the U.S. dollar also prior to June 30, 2012, in accordance with the U.S. Securities and Exchange Commission’s Regulation S-X, Rule 3-20), the Company previously translated its financial statements (from the former functional currency NIS to the reporting currency USD) using the same current rate method.  Therefore, no translation differences have resulted from the change in functional currency and no impact was recorded.

In accordance with ASC 830-10-45-10, if the functional currency changes from a local (NIS) currency to the reporting currency (USD), translation adjustments for prior periods shall not be removed from equity and the translated amounts for nonmonetary assets at the end of the prior period become the accounting basis for those assets in the period of the change and subsequent periods. As such, there is no impact on the June 30, 2012 financial statements as a result of the change.

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Securities and Exchange Commission
March 6, 2014

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Rafael Roberti at (212) 819-7589 of White & Case LLP with any questions or comments regarding this letter.

Sincerely, /s/ White & Case LLP White & Case LLP